Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-288318

PROSPECTUS SUPPLEMENT NO. 4

(to the Prospectus dated December 9, 2025)

INVESCO GALAXY SOLANA ETF

Common Shares

This prospectus supplement (“Supplement No. 4”) supplements and amends the prospectus dated December 9, 2025 (the “Prospectus”), for the Invesco Galaxy Solana ETF (the “Trust”). Each of the Prospectus and this Supplement No. 4 form a part of the Registration Statement on Form S-1 (Registration No. 333-288318) initially declared effective by the US Securities and Exchange Commission (the “SEC”) on December 9, 2025 (the “Registration Statement”).

On November 5, 2026, the Trust entered into a Master Loan Agreement (the “Agreement”) with Coinbase Credit Inc., a Delaware corporation (“Coinbase Credit” or the “Lender”), and Coinbase, Inc., a Delaware corporation (“Coinbase” acting in its principal capacity and as agent for each of its affiliates). The Agreement establishes a multiple draw borrowing facility under which, from time to time, the Lender may lend to the Trust specified quantities of digital assets (including SOL) or cash, which the Trust may use to facilitate the Trust’s SOL staking activities and to manage the Trust’s liquidity, including in connection with the settlement of redemption orders, which will be secured by a pledge of collateral by the Trust in favor of the Lender. There is no fixed aggregate limit on the amount that may be borrowed under the Agreement. The Agreement commenced on November 5, 2026. Except as otherwise set forth below, the information set forth in the Registration Statement and Prospectus remains unchanged.

Accordingly, the Prospectus is revised as follows: All page, paragraph and section references used herein refer to the Registration Statement and Prospectus before any additions or deletions resulting from the revised disclosures, and capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Registration Statement and Prospectus.

The second paragraph of the “Prospectus Summary – The Trust’s Staking Program – Liquidity Risk Management” section of the Prospectus is deleted and replaced by the following:

The Trust may reduce the amount of its SOL that is staked as part of managing its liquidity, extend the settlement time for redemptions of Creation Baskets, or seek alternative sources of liquidity, such as a credit facility. As of the date of this Prospectus, the Sponsor intends to engage in staking on behalf of the Trust of substantially all of the Trust’s SOL, subject to an amount that it determines to maintain as unstaked SOL to manage liquidity. Effective November 5, 2026, the Trust entered into a Master Loan Agreement, which provides for a multiple-draw secured borrowing facility whereby the Trust may borrow from a lender SOL or cash to meet liquidity needs. Borrowings under the Master Loan Agreement are secured and require the Trust to pledge collateral. The costs of borrowing under the Master Loan Agreement, including loan fees and any late fees, will be borne by the Trust and are included among the Trust’s expenses described in the Prospectus. Additional information about the Master Loan Agreement is described below under “Material Contracts—Master Loan Agreement.” Key staking metrics related to the amount of SOL that is staked and staking rewards received by the Trust will be published and updated on the Trust’s website.

The following new Risk Factor is added to the “Risk Factors – Risks Related to the Trust and the Shares” section of the Prospectus:

The Trust has entered into a secured borrowing facility with Coinbase Credit, Inc., and borrowing under that facility subjects the Trust to collateral, margin, cost and counterparty risks.

The Trust has entered into the Master Loan Agreement, which provides for a multiple-draw borrowing facility under which Coinbase Credit Inc. (“Coinbase Credit” or the “Lender”) may lend SOL or cash to the Trust. Borrowings under the Master Loan Agreement are secured by collateral that the Trust pledges to the Lender, and the Trust grants the Lender a continuing first-priority security interest in that collateral, which is held in a controlled account at Coinbase, Inc. over which the Lender has control under a tri-party control agreement. The Master Loan Agreement requires that the value of the pledged collateral at all times at least equal an agreed percentage of the value of the borrowed assets, and the value of the borrowed assets and the collateral is determined on a recurring basis. If the value of the collateral falls below the required level, the Trust is required to post additional collateral, which could require the Trust to sell or unstake SOL or otherwise obtain assets at an inopportune time and on unfavorable terms. Because the Trust’s borrowings are secured and subject to these collateral and margin maintenance requirements, the Trust will have obligations and exposures it would not otherwise have, and the costs of the facility, including loan fees and any late fees, will reduce the Trust’s returns.

If the Trust fails to perform its obligations under the Master Loan Agreement, including a failure to return borrowed assets when due, a failure to post required collateral, a failure to pay fees when due, or certain insolvency events, an event of default could occur, permitting the Lender to terminate outstanding loans and exercise remedies, including selling or otherwise disposing of the pledged collateral, freezing or suspending access to the Trust’s accounts, and setting off amounts owed. The exercise of these remedies could result in losses to the Trust and its Shareholders. In addition, the Trust is exposed to the credit and operational risk of Coinbase Credit and Coinbase (as defined herein). If Coinbase Credit, Coinbase or an affiliate were to become insolvent or subject to bankruptcy or similar proceedings, the Trust could experience delays or be unable to recover collateral or other assets, and to the extent the value of the Trust’s pledged collateral exceeds its borrowings, the Trust could be treated as a general unsecured creditor with respect to such excess and could be subject to loss. The contractual protections and legal rights of participants in digital-asset lending arrangements such as the Master Loan Agreement are relatively untested, and it is not possible to predict with certainty how a court would treat the Trust’s rights in such a proceeding.

The following “Master Loan Agreement” discussion is added as a new subsection to the “Material Contracts” section of the Prospectus, and the Master Loan Agreement is added to the list of the Trust’s material contracts:

Master Loan Agreement

The Trust has entered into the Master Loan Agreement with Coinbase Credit, as Lender, and Coinbase. The following is a description of the material terms of the Master Loan Agreement.

The Master Loan Agreement provides for a multiple-draw secured digital asset borrowing facility with no fixed aggregate cap on the amount that can be borrowed. Pursuant to the Agreement, the parties may enter into separate loan transactions (each, a “Loan”) whereby the Lender may, from time to time, lend to the Trust (i) specified quantities of digital assets or (ii) cash (collectively, “Loaned Assets”), which will be secured by a continuing first-priority security interest in collateral that the Trust pledges in favor of the Lender that will be held in a collateral account at Coinbase.

Each Loan will be documented by a written confirmation that sets forth, among other matters, the principal amount, asset type, commencement date, loan-fee rate and any other mutually agreed terms. A “Loan Fee” will accrue daily at the annual rate specified for the relevant Loan and be payable monthly. If the Trust fails to redeliver the Loaned Assets when due, a late fee shall accrue on the overdue amount until it is satisfied in full (provided no notice of termination has been given). Each Loan will terminate on the date specified in the applicable confirmation. In addition, the Trust may terminate a Loan on any calendar day by giving notice to the Lender and transferring all of the Loaned Assets to the Lender before the close of business on that day.

Upon the occurrence of certain events of default identified under the Agreement, the non-defaulting party shall be entitled to terminate all outstanding Loans and exercise all rights available to it under any agreement or applicable law. The Agreement also includes representations, warranties, covenants, events of default, and other customary provisions for a multiple-draw secured digital-asset borrowing facility of this type.

The foregoing description of the Master Loan Agreement is a summary, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Master Loan Agreement, a copy of which was filed as an exhibit to the Trust’s Current Report on Form 8-K on November 12, 2026, and is incorporated by reference herein.

The information set forth above serves as a supplement to the Registration Statement and Prospectus. Except as described herein, the information provided in the Registration Statement and Prospectus continues to apply. To the extent this Supplement differs from or updates information in the Registration Statement or Prospectus, you should rely on the information contained in this Supplement. The Registration Statement and Prospectus contain important additional information. This Supplement should be read in conjunction with the Registration Statement and Prospectus.

Shares of the Trust are listed on Cboe BZX Exchange, Inc. under the symbol “QSOL.”

Investing in the Shares involves significant risks. See “RISK FACTORS” starting on page 18 of the Prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 4. Any representation to the contrary is a criminal offense.

The Trust is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

The date of this Prospectus Supplement No. 4 is November 12, 2026.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

P-QSOL-PRO-1-SUP-4 111226